Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

26th July 2005

[redacted]

05010282

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a copy of a press announcement in respect of the 2005 interim results of Jardine Lloyd Thompson Group plc, an associate of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

26th July 2005
For immediate release

Jardine Lloyd Thompson Group plc
Unaudited Interim Results for the Six Months to 30th June 2005

The following press release was issued today by the Company's 30%-owned associate, Jardine Lloyd Thompson Group plc.

For further information please contact:

GolinHarris
Kennes Young (852) 2501 7987

26th July 2005

JARDINE LLOYD THOMPSON GROUP plc

UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS TO 30th JUNE 2005

Jardine Lloyd Thompson Group plc ("JLT") today announces interim results for the six months ended 30th June 2005.

Operational Highlights

- Revenue up 6% at constant rates of exchange despite difficult trading conditions in Risk & Insurance and weak US dollar.
- Strong new business gains which will benefit fully in 2006.
- Latin American acquisitions performing in line with expectations.
- UK Employee Benefits revenue increase of 27% with an increased trading margin of 15%, reflecting strong organic growth.

Ken Carter, Executive Chairman of Jardine Lloyd Thompson Group, commented:

"Whilst we knew 2005 would be a challenging year, we are encouraged by the new business wins achieved across the Group. At a time of difficult trading conditions for some of our insurance broking businesses, the strength of the Group lies in its balance and we remain confident about our future."

Financial Highlights

- **Turnover up 3% to £250.7 million (2004: £243.1 million)**
- **Profit before tax down 25% to £48.1 million (2004: £63.9 million)**
- **Diluted earnings per share down 22% to 16.0p (2004: 20.5p)**
- **Interim dividend per share unchanged at 8.5p**

Enquiries:

Ken Carter, Executive Chairman George Stuart-Clarke, Finance Director	Jardine Lloyd Thompson Group	020 7528 4444
Rupert Younger	Finsbury Group	020 7251 3801

FULL RELEASE FOLLOWS:

EXECUTIVE CHAIRMAN'S STATEMENT

Report to Shareholders

Results & Dividend

For the six months to 30th June, 2005 brokerage and fees grew by 3% to £250.7 million, trading profit reduced by 29% to £42.0 million and profit before tax declined by 25% to £48.1 million.

The results and the prior year comparative were prepared using accounting policies based on International Financial Reporting Standards (IFRS) and presentation consistent with those expected to be used in the Group's Annual Financial Statements for the year ending 31st December 2005. The prior year figures have been restated accordingly.

The board has declared an unchanged interim dividend of 8.5p per share to be paid on 10th October, 2005 to the shareholders on the register on 9th September, 2005.

Operational Review

At the time of announcing the 2004 Full Year Results in February 2005, we advised that the continued weakness of the US dollar would impact profits in 2005 by £15 million and the absence of PSAs could potentially reduce profits by up to a further £8 million. These factors, together with the continued softness of the insurance market, were highlighted in our AGM statement in April 2005 and have continued to contribute to some very challenging trading conditions.

The Group's increase in turnover of 3% compared to the first six months of 2004 equated to an increase of 6% at constant rates of exchange.

The decline in the Group's trading profit of 29% was the equivalent to a decline of 18% at constant rates of exchange. The Group's expense ratio of 83% increased from an expense ratio of 76% for the comparable period in 2004 and 82% for the full year 2004 (restated on an IFRS basis). At constant rates of exchange, the expense ratio for the first six months would have been 81%. As referred to later in this statement, for the full year in 2005 we currently anticipate the expense ratio will be around 85%.

Risk & Insurance Group

Risk & Insurance revenue increased by 2% to £205.4 million, or 5% at constant rates of exchange, with a trading profit margin of 22% compared to 30% for the comparable period.

This result reflects varying performances in our businesses. Throughout the Group we retained the substantial majority of our business and won much new business. However, the soft insurance market and weakness of the US dollar more than offset these achievements.

Risk Solutions' revenue reduced by 4% to £90.6 million, an increase of 1% at constant rates of exchange, with the trading margin reduced to 25% from 35%. Our marine, construction, cargo, financial risks, casualty and property operations all performed well. We continue to focus on these industries and product-lines as well as energy and more recently introduced lines such as power, life sciences, communications technology and aviation. Throughout Risk Solutions, significant new accounts were won, some of which attached in the first half and some will attach later in 2005, but the full benefit will not be seen until 2006.

Reinsurance revenues declined in part due to cedent insurers retaining more risk at the lower end of their risk participations.

In Bermuda, we had a steady start to the year, with new business wins being achieved.

Lloyd & Partners' revenue was £10.9 million in its first six months of operation, down 9% or 2% at constant rates of exchange, against a prior year notional revenue. It achieved a trading margin of 25%, reduced from 32% but benefited from new business gains. Agnew Higgins Pickering revenues were £5.9 million, down 28% on the comparable period, or 21% at constant rates of exchange, resulting in a much reduced trading margin of 2%, down from 30%. This mainly reflects timing differences and limited new business in the period and the position is expected to partially improve in the remainder of the year.

Australasia grew well with revenues of £33.1 million increasing by 10% or 9% at constant rates of exchange. Our Natural Resources and Construction businesses, Services, Schemes and SME businesses all prospered. Their trading margin of 36% was a marginal increase against the prior year.

Our UK and Ireland Insurance Broking business maintained its revenue of £21.9 million by winning new business. Whilst its trading margin of 13% declined against 17% for the comparable period last year due to the absence of PSAs, we expect the full year margin to improve.

In Asia, revenues of £15.5 million grew by 3% or 5% at constant rates of exchange, with a trading margin slightly down at 20%. We achieved significant new Financial Institutions business but as most of our business in Asia is commission-based, the soft insurance market had a pronounced effect.

In America, the revenues of JLT LLC grew to £12.8 million, up by 30% and by 34% at constant rates of exchange. It achieved an 8% trading margin, up from 5% for the comparable period in 2004. Many more clients in the USA are now tendering their business and this has produced further opportunities for us. We have continued to win new business and employ new colleagues. Our Health, Life and Accident business remains highly profitable and we are examining ways to grow the business.

Our Latin American business has been significantly enhanced by acquisitions last December in Peru, Colombia and Mexico and they are trading in line with our expectations with revenue for the period of £7.9 million. We are very pleased at the opportunities being developed by our Latin American colleagues, in many cases working with other parts of the Group.

In Canada we had a challenging start to the year. While revenues of £6.8 million were only marginally down on the comparative period, we incurred increased costs as we employed new colleagues to build out our offices, the benefit from which will not show significantly until next year.

Our French associate, SIACI, continued to perform well with a contribution to the Group's pre-tax profits of £2.2 million.

Insurance Market

Within our Risk and Insurance businesses the insurance market has been exceptionally weak throughout the first six months of 2005; the few pockets of resistance are very limited. Whilst insurers are continuing, in the main, to deliver acceptable profits some are now heralding consolidation of their underwriting for next year.

JLT has witnessed these market conditions before in previous cycles. It was anticipated after 9/11 that insurers would maintain a stable rating environment but in the event, traditional characteristics of over capacity have repeated themselves, with intense competition for both renewal and new business.

While these market conditions could persist for some time, we continue to believe JLT is well positioned to counter their effects by remaining focused on its core businesses and by the investments made in recruiting new colleagues and selective acquisitions.

Employee Benefits

Our Employee Benefits group continued to make good progress. Revenues of £44.4 million reflects an increase of 14%, with a trading profit increase of 15% to £5.6 million and a trading margin of 13%. Our UK operations performed very well with revenues of £34.5 million, an increase of 27%, reflecting strong organic growth and benefiting from the acquisition of Profund, a pension software provider, whose revenues of £3.9 million are included for the first time in this period.

The nature of the pension administration role of our UK Employee Benefits business is that there are often long lead-in times to the acquisition of new business. This year has started well with some important appointments on long term contracts in both the Defined Benefit and Money Purchase pension scheme sectors and for the first time we have been appointed to act as the third party administrator for a prominent Investment Management client.

In America, revenues of £9.9 million declined by 16%, reflecting the sale of part of our affinity business in JLT Services. Additional restructuring will be undertaken, primarily in the third party administration division which will further reduce revenue this year, but should result in a higher margin business in 2006.

Transparency of Earnings

JLT recently announced a further move to promote transparency. We reaffirmed our commitment to best industry practice and stated that we may participate on a limited basis in market agreements, predominantly in our UK regional businesses, where potential additional earnings are around £2 million in a full year. These earnings will be fully disclosed to clients.

In the first half of 2005, the Group received £2.9 million of contingent commission income relating to expired arrangements for 2004 and this compared to £4.4 million received in the first half of 2004.

Prospects

The events of last October following the Spitzer allegations have caused many companies to re-evaluate their insurance broking appointments. This contributed to the successful acquisition of some 100 new clients in the first half, which also saw a considerable dislocation of industry executives, enabling JLT to recruit around 80 professionals, the full contribution from which will benefit from 2006 onwards.

Subject to approval by the FSA, we intend to separate our reinsurance business from our Risk Solutions group and form a dedicated reinsurance broking company to operate from 1st January, 2006. We believe this change is necessary if we are to compete effectively in this increasingly sophisticated area.

We continue to consider expansion opportunities for our Risk & Insurance business and are continuing to attract new professionals to join us in our specialty business areas in Risk Solutions and elsewhere throughout the Group.

As importantly, we continue to invest in expanding our Employee Benefits business, specifically in the UK where we have now integrated the acquisition of Profund and are intent on continuing to develop this business. At a time of challenging trading conditions in our Risk & Insurance business, our Employee Benefits business is not affected in the same way. We plan to complete the repositioning of JLT Services in America in the months ahead. Employee Benefits has become and will remain an important part of the Group.

Whilst the expense ratio for the first half increased from the comparable period in 2004, for the full year in 2005 we currently anticipate the expense ratio being around 85%. In this regard, we are conducting a review of our cost base in order to improve our operating efficiency and the benefits of this will be seen in 2006 and thereafter.

As far as the second half of 2005 is concerned, we continue to focus equally on our existing clients and on winning new accounts. We believe in providing superior service to our clients at all times, whether or not our profit margins are under pressure. This philosophy differentiates JLT and is a fundamental strength of the Company. I have already referred to the weak condition of the insurance market and notwithstanding the recent modest hardening of the US dollar, we will continue to suffer a negative effect on our profits if the current rate is maintained.

Whilst the trading environment is unfavourable at present in respect of some of our operations, we have strong businesses throughout the Group and we remain confident about our future.

Ken Carter
Executive Chairman
26th July 2005

Jardine Lloyd Thompson Group plc
Consolidated Income Statement
Unaudited results for the six months ended 30th June 2005

	Notes	**6 months to 30th June 2005 £'000**	6 months to 30th June 2004 £'000
Fees and commissions	4	**250,681**	243,081
Investment income		**6,653**	6,635
Salaries and associated expenses		**(145,540)**	(129,393)
Premises costs		**(14,710)**	(11,766)
Other operating costs		**(42,763)**	(38,980)
Depreciation, amortisation and impairment charges	5	**(5,291)**	(5,823)
Operating Profit	4,5	**49,030**	63,754
Finance costs		**(3,179)**	(1,491)
*Share of results of associates after tax and minority interests**		**2,225**	1,602
Profit before taxation	4	**48,076**	63,865
Income tax expense	6	**(14,384)**	(20,395)
Profit for the period	4	**33,692**	43,470
Attributable to:			
Shareholders of the Company		**33,339**	41,772
Minority interests		**353**	1,698
		33,692	43,470
Earnings per share	8		
Basic		**16.1p**	20.7p
Diluted		**16.0p**	20.5p

	£'000	£'000
* includes associates taxation of	**1,915**	1,738

Jardine Lloyd Thompson Group plc
Consolidated Balance Sheet
Unaudited as at 30th June 2005

	Notes	As at 30th June 2005 £'000	As at 30th June 2004 £'000	As at 31st December 2004 £'000
NET OPERATING ASSETS				
Non-current assets				
Goodwill		**199,771**	117,257	160,101
Intangible assets		**16,580**	15,322	17,191
Property, plant and equipment		**28,836**	24,159	28,389
Investment in associates		**6,954**	3,853	4,782
Available-for-sale financial assets	9	**14,268**	9,056	8,323
Derivative financial instruments	10	**1**	-	-
Employee benefit trusts		**2,721**	2,015	2,566
Deferred tax assets		**61,640**	56,009	61,098
		330,771	227,671	282,450
Current assets				
Trade and other receivables	11	**184,899**	168,186	144,413
Derivative financial instruments	10	**4,379**	-	-
Available-for-sale financial assets	9	**4,860**	44,829	43,748
Cash and cash equivalents	12	**395,141**	321,534	281,803
		589,279	534,549	469,964
Current liabilities				
Borrowings		**(87,121)**	(27,403)	(26,132)
Trade and other payables	13	**(454,949)**	(432,249)	(415,321)
Derivative financial instruments	10	**(724)**	-	-
Current tax liabilities		**(14,759)**	(21,244)	(9,324)
Provisions for liabilities and charges	15	**(43,905)**	(8,737)	(37,039)
		(601,458)	(489,633)	(487,816)
Net current assets/(liabilities)		**(12,179)**	44,916	(17,852)
Non-current liabilities				
Borrowings		**(773)**	(610)	(751)
Derivative financial instruments	10	**(550)**	-	-
Deferred tax liabilities		**(8,844)**	(5,136)	(8,724)
Retirement benefit obligations	14	**(121,919)**	(110,673)	(121,013)
Provisions for liabilities and charges	15	**(18,154)**	(26,458)	(19,991)
		(150,240)	(142,877)	(150,479)
		168,352	129,710	114,119
TOTAL EQUITY				
Capital and reserves attributable to the Company's equity holders				
Ordinary shares		**10,571**	10,088	10,100
Share premium		**71,495**	33,164	33,628
Fair value & hedging reserves	10	**3,136**	-	-
Exchange reserves		**661**	(3,986)	(6,617)
Retained earnings		**79,152**	82,921	66,117
Shareholders' funds	16	**165,015**	122,187	103,228
Minority interest		**3,337**	7,523	10,891
		168,352	129,710	114,119

Jardine Lloyd Thompson Group plc
Consolidated Statement of Recognised Income and Expense
Unaudited results for the six months ended 30th June 2005

	6 months to 30th June 2005 £'000	6 months to 30th June 2004 £'000
Fair value losses net of tax		
- available for sale	**(66)**	-
- cashflow hedges	**(8,928)**	-
Currency translation differences	**7,278**	(3,986)
Net losses recognised directly in shareholder's equity	**(1,716)**	(3,986)
Net profit	**33,692**	43,470
Total recognised income and expense for the period	**31,976**	39,484
Attributable to:		
Shareholders of the Company	**31,623**	37,786
Minority interests	**353**	1,698
	31,976	39,484

Jardine Lloyd Thompson Group plc
Consolidated Cash Flow Statement
Unaudited results for the six months ended 30th June 2005

	Notes	**6 months to 30th June 2005 £'000**	6 months to 30th June 2004 £'000
Cash flows from operating activities			
Net cash inflow/(outflow) from operations	17	**5,701**	(20,079)
Interest paid		**(1,156)**	(287)
Interest received		**7,432**	6,621
Taxation paid		**(9,462)**	(14,892)
Increase/(decrease) in insurance creditors		**48,424**	(45,064)
		50,939	(73,701)
Dividend received from associates		**-**	177
Net cash from/(used in) operating activities		**50,939**	(73,524)
Cash flows from investing activities			
Purchase of property, plant and equipment		**(4,252)**	(5,075)
Purchase of intangible fixed assets		**(2,663)**	(2,489)
Disposal of property, plant and equipment		**329**	338
Disposal of intangible fixed assets		**983**	-
Acquisition of businesses, net of cash acquired	18	**(2,152)**	(41,422)
Purchase of other investments		**(190)**	(5)
Net cash used in investing activities		**(7,945)**	(48,653)
Cash flows from financing activities			
Equity dividend paid		**(25,143)**	(23,782)
Net cash flows from investments and deposits		**33,919**	20,818
Purchase of investments by Employee Benefit Trust		**(553)**	-
Issue of ordinary shares		**228**	761
Net increase in borrowings		**60,950**	21,493
Dividend paid to minority shareholding		**(27)**	(23)
Net cash from financing activities		**69,374**	19,267
Effects of exchange rate changes on cash and cash equivalents		**970**	(2,314)
Net increase/(decrease) in cash and cash equivalents		**113,338**	**(105,224)**
Cash and cash equivalents at beginning of year		**281,803**	426,758
Cash and cash equivalents at end of the period		**395,141**	321,534

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2005

Accounting Policies

Basis of preparation

The unaudited results for the period ended 30th June 2005 have been prepared using accounting policies and presentation consistent with those expected to be used in the Group's annual financial statements for the year ending 31st December 2005, which will comply with International Financial Reporting Standards (IFRS) as required by IAS 1.

These accounting policies are based on the IFRS issued by the International Accounting Standards Board (IASB) and as adopted or expected to be adopted by the European Commission (EC) to be effective for 2005 year ends. The principal accounting policies adopted in preparing these financial statements were set out in the "Restatement of 2004 Interim and Full Year Accounts" published on 7th July 2005.

The Group has elected to apply policies based on the recently issued amendment to IAS 19, which permits actuarial gains and losses to be recognised outside the Income Statement in the Statement of Recognised Income and Expense. It is expected that the amendment will be endorsed by the EC in time for adoption in the Group's 2005 full year results.

Due to continuing work of the IASB and possible amendments to the interpretive guidance, the Group's accounting policies and consequently the information presented may change prior to the publication of the Group's first annual financial statements under IFRS.

The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investments and derivative financial instruments.

Accounting policies and first time adoption of IFRS

The financial reporting requirements for listed companies have changed since the publication of the Group's last annual accounts, for the year ended 31st December 2004. The change is due to the EC Regulation that all listed companies publish their result under IFRS, issued by the IASB but as adopted for use by companies in the EU.

The accounting policies and methods of computation adopted in these statements differ from those disclosed previously in the consolidated financial statements for the year ended 31st December 2004. Such consolidated financial statements for the year then ended conformed with the applicable UK accounting standards and were prepared under the historical cost convention, as required by the Companies Act 1985.

The reconciliation of equity at 1st January 2004 and 31st December 2004 and the profit and loss for the year then ended under the applicable UK accounting standards, to the equity and profit and loss under IFRS was published in the "Restatement of 2004 Interim and Full Year Accounts" published on 7th July 2005. Note 1 on page 19 sets out the reconciliation of shareholders' funds at 30th June 2004 and profit before tax for the period then ended under the applicable UK accounting standards, to that under IFRS.

Except as noted below, the adoption of IFRS has not resulted in substantial changes to the Group's accounting policies for the period under review.

The adoption of IAS 10, 28, 32, 36, 38, 39, IFRS 2 and 3 resulted in changes to the Group's accounting policies as follows:

The adoption of IAS 10 has eliminated the charge for dividends payable from the Income Statement.

The adoption of IAS 28 requires the presentation of the Group's share of results from associates to be stated after tax and minority interests. Previously the Group's share of the associate tax and minority interest charges was included under these headings in the Group income statement. In addition, the adoption of IAS 28 has resulted in the elimination of the Group's negative carrying value in its French associate Courcelles Participations.

The adoption of IAS 32 and 39 has resulted in available-for-sale financial assets being recognised at a fair value and the inclusion of the fair values in respect of derivative financial instruments.

The adoption of IFRS 2 has resulted in a change of accounting policy for share-based payments. Until 31st December 2004, the provision of Executive Share Option Schemes and Sharesave Schemes to employees did not result in a charge to the income statement. Adoption of the standard required a retrospective application for all equity instruments granted after 7th November 2002 and not vested by 1st January 2004. The accounting charge in respect of Restricted Share Schemes operated by the Group was unaffected by the adoption of IFRS 2.

The adoption of IFRS 3, IAS 36 and IAS 38 resulted in a change in the accounting policy for goodwill. Until 31st December 2004, goodwill was:

- amortised on a straight line basis over its expected economic life, subject to a maximum of 20 years; and
- assessed for an indication of impairment at each balance sheet date.

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2005

Accounting Policies

In accordance with the provisions of IFRS 3:

- The Group ceased amortisation of goodwill from 1st January 2004.
- Accumulated amortisation as at 31st December 2003 has been eliminated with a corresponding decrease in the cost of goodwill.
- From 1st January 2004 onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment.

In addition, the adoption of IFRS 3 and IAS 38 requires the Group to recognise as intangible assets, separately from goodwill, any assets acquired through a business combination that meet the criteria for an intangible asset as defined in IAS 38. Any intangible assets recognised in this way is amortised to the income statement over its expected economic life. This is applicable for acquisitions completed after 1st January 2004.

The Group has taken advantage of certain exemptions allowed in IFRS 1 as follows:

The recording of net exchange differences into the Exchange Reserve required by IAS 21 has been applied prospectively from 1st January 2004; all exchange differences arising prior to that date remain within retained earnings.

IAS 32 and 39 have been applied on a prospective basis from 1st January 2005; as a consequence, no restatement of the 2004 results has been made in respect of these standards. The impact of adoption on the opening balance sheet at 1st January 2005 has been presented in note 2 on page 20.

Accounting for share-based payments as required by IFRS 2 has been applied prospectively from 1st January 2004: no restatement has been made for any cost that would have arisen prior to that date.

Basis of consolidation

The consolidated financial statements comprise the accounts of the Company and its subsidiary undertakings. The profits and losses of subsidiary undertakings are consolidated as from the effective date of acquisition or to the effective date of disposal.

(a) Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The Group uses the purchase method of accounting to account for the acquisition of subsidiaries. The cost of an acquisition is measured, as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2005

Accounting Policies

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Segment reporting

A business segment is a group of assets and operations engaged in providing services that are subject to risks and returns that are different from those of other business segments.

A geographical segment is engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Foreign currencies

Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Sterling, which is the Parent Company's functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Goodwill arising on consolidation

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is shown separately on the Balance Sheet. Goodwill on acquisitions of associates is included in investments in associates.

Goodwill arising on acquisitions completed prior to 1st January 1998 is written off directly to reserves. Following the adoption of IFRS this goodwill remains written off to reserves and no adjustment would be made on subsequent disposal.

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2005

Accounting Policies

For acquisitions completed on or after 1st January 1998 and before 1st January 2004, goodwill is stated on the Balance Sheet at its amortised net book value.

For acquisitions completed on or after 1st January 2004, goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Cash generating units represent the lowest level of geographical and business segment combinations that the Group uses for internal reporting purposes.

Intangible assets

Computer software

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives.

Costs associated with developing or maintaining computer software programmes are recognized as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the software development employee costs and an appropriate portion of relevant overheads. Computer software development costs recognised as assets are amortised over their estimated useful lives (not exceeding three years).

Capitalised employment contract payments

The Group makes payments to certain key employees in recognition of them signing a long-term employment contact, usually three to five years. These payments are capitalised as intangible assets since legal rights protect the expected benefits that the Group will derive from the contracts. The asset recognised is then amortised over the duration of the underlying contract.

Other

For acquisitions completed after 1st January 2004 the business acquired is reviewed to identify assets that meet the definition of an intangible asset per IAS 38. Examples of such assets include customer contracts and expectations of business renewal. These assets are valued on the basis of the present value of future cash flows and are amortised to the income statement over the life of the contract or their estimated economic life.

Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Property, plant and equipment

Assets are stated at their net book value (historical cost less accumulated depreciation). Depreciation is calculated to write off the cost of such assets over their estimated useful lives.

The principal rates of depreciation are as follows:

Freehold land and buildings - between 0% and 2% per annum.

Leasehold improvements - between 10% and 20% per annum or over the life of the lease.

Furniture and office equipment - between 10% and 20% per annum.

Computer hardware - between 20% and 100% per annum.

Motor vehicles - between 25% and 33⅓% per annum.

Accounting Policies

Available-for-sale financial assets

Prior to 1st January 2005, available for sale financial assets were categorised according to their nature into one of two categories:

1) Other investments, which included unlisted securities and investments held for strategic purposes, were held at cost less any provision for permanent diminution of value.

2) Investments and deposits, which consist mainly of Bonds, Commercial Paper and Fixed Deposits - these are non-derivatives that are included in non-current assets unless there is an intention to dispose of the investment within 12 months of the balance sheet date. Purchases and sales of investments are recognised on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Subsequent to 1st January 2005, following the adoption of IAS 39, "Other investments" are included at fair value unless it is not possible, due to their nature, to determine a fair value. In these circumstances they continue to be held at cost less any provision for impairment.

Available-for-sale financial assets are carried at fair value. Any subsequent unrealised gains and losses arising from changes in the fair value are recognised in equity. When available-for-sale investments are sold or impaired, the accumulated fair value adjustments are recognised in the income statement as gains and losses.

Interest on deposits and interest-bearing investments is credited as it is earned.

Insurance broking debtors and creditors

Insurance brokers act as agents in placing the insurable risks of their clients with insurers and, as such, are not liable as principals for amounts arising from such transactions. In recognition of this relationship, debtors from insurance broking transactions are not included as an asset of the Group. Other than the receivable for fees and commissions earned on a transaction, no recognition of the insurance transaction occurs until the Group receives cash in respect of premiums or claims, at which time a corresponding liability is established in favour of the insurer or the client.

In certain circumstances, the Group advances premiums, refunds or claims to insurance underwriters or clients prior to collection. These advances are reflected in the consolidated balance sheet as part of trade receivables.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Borrowings

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. Borrowings are measured at amortised cost using the effective interest rate method.

Deferred income tax

The charge for taxation is based on the result for the year at current rates of tax and takes into account deferred tax.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the Group controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2005

Accounting Policies

Employee benefits

Pension costs

The Group operates a number of defined benefit pension schemes, and a number of employees are members of defined contribution pension schemes.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

Full actuarial valuations of the Group's main defined benefit schemes are carried out at least every three years. A qualified independent actuary updates these valuations to 31st December each year. For the purposes of these annual updates, scheme assets are included at market value and scheme liabilities are measured on an actuarial basis using the projected unit method; these liabilities are discounted at the current rate of return on an AA corporate bond of equivalent currency and term. The defined benefit surplus or deficit is included on the Group's balance sheet. Surpluses are included only to the extent that they are recoverable through reduced contributions in the future or through refunds from the schemes. The current service cost and any past service costs are included in the profit and loss account within operating expenses and the expected return on the schemes' assets, net of the impact of the unwinding of the discount on scheme liabilities, is included within other finance income. Actuarial gains and losses, including differences between the expected and actual return on scheme assets, are recognised, net of the related deferred tax through the Statement of Recognised Income and Expense.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The costs of the Group's defined contribution pension schemes are charged to the profit and loss account in the period in which they fall due.

Share-based compensation

The Group operates a number of equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Provisions for liabilities and charges

The Group has discounted certain provisions to their present value. The notional interest charge representing the unwinding of the provision discounting is included within "finance costs" in the Consolidated Income Statement.

A provision is recognised where there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reasonable estimate can be made of the amount of the obligation.

Fees and commissions

Fees and commissions are derived from two principal sources:

Insurance broking

Income relating to insurance broking is brought into account at the later of, the policy inception date or when the policy placement has been completed and confirmed. Where there is an expectation of future servicing requirements an element of income relating to the policy is deferred to cover the associated contractual obligation.

Other services

Fees and other income receivable are recognised in the period to which they relate or when they can be measured with reasonable certainty.

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2005

Accounting Policies

Non-recurring items

Items of a non-recurring nature are charged or credited to operating profit and are classified to the appropriate Income Statement headings. To assist in the analysis and understanding of the underlying trading position of the Group these costs are summarised within the Operating Profit note on page 25 under the heading of "exceptional items".

Leased assets

Assets held under leasing agreements which transfer substantially all the risks and rewards of ownership to the Group are included in property, plant and equipment. The capital elements of the related lease obligations are included in liabilities. The interest elements of the lease obligations are charged to the profit and loss account as incurred.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Derivative Financial Instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures.

Prior to 1st January 2005 forward rate agreements, interest rate swaps and options were held off balance sheet and receipts and payments on settlement of these instruments were recognised as adjustments to investment income on an accruals basis over the life of the hedge. Changes to the fair value of foreign exchange contract held as a hedge against transactional exposure were not recognised until the maturity of the underlying contract.

Subsequent to 1st January 2005 derivative financial instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. The Group designates certain derivatives as either a hedge of the fair value of a recognised asset or liability (fair value hedge), or a hedge of a forecasted transaction or of the foreign currency risk on a firm commitment (cash flow hedge), or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognised in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of a non-financial asset or of a non-financial liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated income statement and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserves at that time remains in the hedging reserves and is recognised when the committed or forecasted transaction ultimately is recognised in the Consolidated Income Statement. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated income statement.

Dividend distribution

Dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date. Dividends are charged directly to equity.

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2005

Accounting Policies

Critical Accounting Estimates and Judgements

Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities are discussed below.

(a) Property, plant and equipment

Assets are carried at historical cost less depreciation calculated to write off the cost of such assets over their estimated useful lives. Management determines the estimated useful lives and related depreciation charges at acquisition but will revise the depreciation charge where useful lives are subsequently found to be different to those previously estimated.

(b) Impairment of assets

The Group tests annually whether goodwill and other assets that have indefinite useful lives suffered any impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit is determined based on value-in-use calculations prepared on the basis of management's assumptions and estimates. The guidance of IAS 39 (amended 2004) is followed in determining when an investment is other-than-temporarily impaired. This determination requires significant judgement. In making this judgement, the Group evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost; and the financial health of and near-term business outlook for the investment, including factors such as industry and sector performance, changes in regional economies and operational and financing cash flow.

(c) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(d) Pension obligations

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the expected long-term rate of return on the relevant plans' assets and the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The expected return on plan assets assumption is determined on a uniform basis, taking into consideration long-term historical returns, asset allocation and future estimates of long-term investment returns. The Group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other key assumptions for pension obligations are based in part on current market conditions.

(e) Errors and omissions liability

During the ordinary course of business the Group can be subject to claims for errors and omissions made in connection with its broking activities. A balance sheet provision is established in respect of such claims when it is probable that the liability has been incurred and the amount of the liability can be reasonably estimated. The Group analyses its litigation exposures based on available information, including external legal consultation where appropriate, to assess its potential liability.

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2005

1. Summary restatement of June 2004 comparative information

The Group published a "Restatement of 2004 Interim and Full Year Accounts" on 7th July 2005. This document detailed the effects of the adoption of International Financial Reporting Standards (IFRS) and restated the 2004 published financial information for the Group. As a consequence a full restatement of the June 2004 figures has not been included with these Interim results for 2005.

A summary table is presented below showing the effects of adoption on shareholders funds and profit before tax. Details of the changes are given in the Accounting Policies on pages 11 and 12.

		Shareholders Funds as at 30th June 2004 £'000	Profit before tax 6 months to 30th June 2004 £'000
As originally reported		**86,057**	**63,801**
Share based payments	IFRS 2	7	(555)
Goodwill amortisation	IAS 36/38, IFRS 3	3,323	3,515
Goodwill impairment	IAS 36/38, IFRS 3	(1,852)	(1,145)
Reclassification of associates	IAS 28	18,844	-
Reversal of dividend accrual	IAS 10	17,423	(1,751)
Taxation	IAS 12	(1,615)	-
As restated		**122,187**	**63,865**

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2005

2. Reconciliation of opening balance sheet as at 1st January 2005

As explained in the Accounting Policies on page 11 the Group has adopted IAS 32 and IAS 39 with effect from 1st January 2005. The table below shows the effect on the consolidated Group balance sheet at 1st January 2005 of adopting these two standards. All adjustments reflect the re-measurement to fair value at 1st January 2005

CONSOLIDATED BALANCE SHEET	IFRS 31st December 2004 £'000	Implementation of IAS 32 & 39 £'000	IFRS 1st January 2005 £'000
NET OPERATING ASSETS			
Non-current assets			
Goodwill	160,101	-	**160,101**
Intangible assets	17,191	-	**17,191**
Property, plant and equipment	28,389	-	**28,389**
Investment in associates	4,782	-	**4,782**
Available-for-sale financial assets	8,323	36	**8,359**
Derivative financial instruments	-	1,656	**1,656**
Employee benefit trusts	2,566	-	**2,566**
Deferred tax assets	61,098	-	**61,098**
	282,450	1,692	**284,142**
Current assets			
Trade and other receivables	144,413	-	**144,413**
Derivative financial instruments	-	10,597	**10,597**
Available-for-sale financial assets	43,748	38	**43,786**
Cash and cash equivalents	281,803	-	**281,803**
	469,964	10,635	**480,599**
Current liabilities			
Borrowings	(26,132)	-	**(26,132)**
Trade and other payables	(415,321)	-	**(415,321)**
Derivative financial instruments	-	(68)	**(68)**
Current tax liabilities	(9,324)	-	**(9,324)**
Provisions for liabilities and charges	(37,039)	-	**(37,039)**
	(487,816)	(68)	**(487,884)**
Net current assets/(liabilities)	(17,852)	10,567	**(7,285)**
Non-current liabilities			
Borrowings	(751)	-	**(751)**
Derivative financial instruments	-	(129)	**(129)**
Deferred tax liabilities	(8,724)	-	**(8,724)**
Retirement benefit obligations	(121,013)	-	**(121,013)**
Provisions for liabilities and charges	(19,991)	-	**(19,991)**
	(150,479)	(129)	**(150,608)**
	114,119	12,130	**126,249**
TOTAL EQUITY			
Capital and reserves attributable to the Company's equity holders			
Ordinary shares	10,100	-	**10,100**
Share premium	33,628	-	**33,628**
Fair value and exchange reserves	-	12,130	**12,130**
Exchange reserves	(6,617)		**(6,617)**
Retained earnings	66,117	-	**66,117**
Shareholders' funds	103,228	12,130	**115,358**
Minority interest	10,891	-	**10,891**
	114,119	12,130	**126,249**

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2005

3. Alternative Income Statement

The format of the consolidated income statement on page 7 conforms to the requirements of IFRS. The alternative income statement set out below, which is provided by way of additional information, has been prepared on an alternative basis that conforms more closely to the approach adopted by the Group in assessing its performance.

	6 months to 30th June 2005				
	Underlying trading £'000	**Amortisation of other intangible assets £'000**	**Goodwill impairment charges £'000**	**Exceptional items £'000**	**Total £'000**
Fees and commissions	250,681	-	-	-	250,681
Salaries and associated expenses	(144,282)	-	-	(1,258)	(145,540)
Premises	(14,248)	-	-	(462)	(14,710)
Other operating costs	(45,293)	-	-	2,530	(42,763)
Depreciation, amortisation and impairment charges	(4,843)	(448)	-	-	(5,291)
Trading profit	**42,015**	(448)	-	810	**42,377**
Investment income	6,653	-	-	-	6,653
Finance costs	(3,179)	-	-	-	(3,179)
Share of results of associates after tax and minority interests	2,225	-	-	-	2,225
Profit before taxation	**47,714**	(448)	-	810	**48,076**

	6 months to 30th June 2004				
	Underlying trading £'000	Amortisation of other intangible assets £'000	Goodwill impairment charges £'000	Exceptional items £'000	Total £'000
Fees and commissions	243,081	-	-	-	243,081
Salaries and associated expenses	(128,863)	-	-	(530)	(129,393)
Premises	(11,582)	-	-	(184)	(11,766)
Other operating costs	(38,893)	-	-	(87)	(38,980)
Depreciation, amortisation and impairment charges	(4,622)	-	(1,201)	-	(5,823)
Trading profit	59,121	-	(1,201)	(801)	57,119
Investment income	6,635	-	-	-	6,635
Finance costs	(1,491)	-	-	-	(1,491)
Share of results of associates after tax and minority interests	1,602	-	-	-	1,602
Profit before taxation	65,867	-	(1,201)	(801)	63,865

3. Alternative Income Statement cont'd

Segment information - primary reporting format Underlying trading profit	6 months to 30th June 2005 £'000	6 months to 30th June 2004 £'000
Risk & Insurance	45,388	59,986
Employee Benefits	5,593	4,884
Head Office & Other	(8,966)	(5,749)
	42,015	59,121

4. Segment Information

Primary reporting format - business segments

Business segments: the Group is organised on a worldwide basis into three main segments: Risk & Insurance, Employee Benefits and Head Office & Other operations. The segments are the basis on which the Company reports its primary segment information.

The Risk & Insurance segment comprises JLT's worldwide insurance, reinsurance broking and risk services activities. The Employee Benefits segment consists of pension administration, outsourcing, employee benefits consultancy and US Group marketing activities. The Head Office/Other segment consists mainly of holding companies, central administration functions, the Group's captive insurance companies and the Group's investment in Courcelles Participations, the holding company of SIACI.

Segment results
In accordance with IAS 14, segment results include the net income or expense derived from the trading activities of the segment. Investment income and finance costs are excluded since the trading activities of the Group's primary segments are not of a financial nature. The standard also specifically excludes the income tax expense from segmental allocation with the consequence that the minority interest charge is also excluded.

Segment assets include:
- non current assets excluding investments in associates and deferred tax assets,
- IBA debtors and other debtors.

It excludes any interest bearing assets (eg. cash and investments & deposits).

Segment liabilities include:
- IBA and other creditors,
- provisions for liabilities and charges.

It excludes any interest bearing liabilities (eg. borrowings) as well as income & deferred tax liabilities.

Items excluded from segmental allocation are referred to below as "unallocated".

Investments in associates: the Group owns 31% of the French company Courcelles Participations (the holding company of SIACI) which has operations principally in France and Italy. Although the investment and the company share of Courcelles' net profit are excluded from the segmental analysis of assets and revenue, they are shown separately in conjunction with data from Head Office & Other segment. Group companies also own a number of small associates in Australia and Asia which are included in the Risk & Insurance segment.

Capital expenditure comprises additions to Property, plant and equipment and Intangible assets, including additions resulting from acquisitions through business combinations.

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2005

4. Segment Information cont'd

6 months to 30th June 2005	Risk & Insurance £'000	Employee Benefits £'000	Head Office & Other £'000	Unallocated £'000	Group £'000
Fees and commissions	205,414	44,407	860	-	250,681
Segment result	44,497	6,898	(9,018)	-	42,377
Investment income	-	-	-	6,653	6,653
Operating profit	44,497	6,898	(9,018)	6,653	49,030
Finance costs	-	-	-	(3,179)	(3,179)
Share of results of associates after tax & MI	15	-	2,210	-	2,225
Profit before taxation	**44,512**	**6,898**	**(6,808)**	**3,474**	**48,076**
Income tax expense	-	-	-	(14,384)	(14,384)
Minority interests	-	-	-	(353)	(353)
Net profit	**44,512**	**6,898**	**(6,808)**	**(11,263)**	**33,339**
Segment assets	325,615	62,104	48,143	-	435,862
Associates	2,483	-	4,471	-	6,954
Unallocated assets	-	-	-	477,234	477,234
Total assets	**328,098**	**62,104**	**52,614**	**477,234**	**920,050**
Segment liabilities	433,887	25,249	179,189	-	638,325
Unallocated liabilities	-	-	-	113,373	113,373
Total liabilities	**433,887**	**25,249**	**179,189**	**113,373**	**751,698**
Other segment items					
Capital expenditure	5,251	427	1,131	-	6,809
Depreciation, amortisation and impairment	2,449	683	2,159	-	5,291

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2005

4. Segment Information cont'd

6 months to 30th June 2004	Risk & Insurance £'000	Employee Benefits £'000	Head Office & Other £'000	Unallocated £'000	Group £'000
Fees and commissions	200,434	38,955	3,692	-	243,081
Segment result	59,248	4,821	(5,749)	-	58,320
Impairment charge	-	-	(1,201)	-	(1,201)
Investment income	-	-	-	6,635	6,635
Operating profit	59,248	4,821	(6,950)	6,635	63,754
Finance costs	-	-	-	(1,491)	(1,491)
Share of results of associates after tax & MI	7	-	1,595	-	1,602
Profit before taxation	59,255	4,821	(5,355)	5,144	63,865
Income tax expense	-	-	-	(20,395)	(20,395)
Minority interests	-	-	-	(1,698)	(1,698)
Net profit	59,255	4,821	(5,355)	(16,949)	41,772
Segment assets	253,481	48,541	23,519	-	325,541
Associates	2,291	-	1,562	-	3,853
Unallocated assets	-	-	-	432,826	432,826
Total assets	255,772	48,541	25,081	432,826	762,220
Segment liabilities	414,480	21,429	141,764	-	577,673
Unallocated liabilities	-	-	-	54,837	54,837
Total liabilities	414,480	21,429	141,764	54,837	632,510
Other segment items					
Capital expenditure	5,412	834	1,397	-	7,643
Depreciation, amortisation and impairment	2,138	549	3,136	-	5,823

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2005

5. Operating Profit

The following items have been charged/(credited) in arriving at operating profit:	**6 months to 30th June 2005 £'000**	6 months to 30th June 2004 £'000
Foreign exchange gains:		
Fees and commissions	**(3,669)**	(8,922)
Other operating costs	**(304)**	(109)
	(3,973)	(9,031)
Impairment of goodwill	**-**	1,201
Amortisation of intangible assets:		
- Software costs	**769**	948
- Other intangible assets	**448**	-
Depreciation on property, plant and equipment	**4,074**	3,674
Total depreciation, amortisation and impairment charges	**5,291**	5,823
Amortisation of intangible assets:		
- Employment contract payments (included in salaries and associated expenses)	**1,492**	1,364
Loss/(Profit) on disposal of property, plant and equipment:	**7**	(59)
Available for sale financial assets		
- Fair value losses	**22**	-
Exceptional items:		
Reorganisation and redundancy costs of which:		
- included in salaries and associated expenses	**1,171**	-
- included in premises costs	**236**	-
- included in other operating costs	**222**	-
	1,629	-
Acquisition integration costs of which:		
- included in salaries and associated expenses	**87**	530
- included in premises costs	**226**	184
- included in other operating costs	**26**	87
	339	801
Sale of CSEA business - JLT Services Inc (included in other operating costs)	**(2,778)**	-
Total exceptional items	**(810)**	801

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2005

6. Income tax expense

	6 months to 30th June 2005 £'000	6 months to 30th June 2004 £'000
Current tax expense		
Current year	**14,624**	18,207
Over provided in prior years	**(25)**	(16)
	14,599	18,191
Deferred tax expense		
Origination and reversal of temporary differences	**(714)**	2,238
Reduction in tax rate	**2**	15
Benefit of tax losses recognised	**451**	72
Prior year losses now recognised	**46**	(121)
	(215)	2,204
Total income tax expense	**14,384**	20,395

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	6 months to 30th June 2005 £'000	6 months to 30th June 2004 £'000
Profit before tax	**48,076**	63,865
Tax calculated at UK Corporation Tax rate of 30%	**14,418**	19,159
Non-deductible expenses (principally entertainment expenses)	**1,134**	2,972
Book depreciation in excess of tax depreciation	**2**	-
Tax losses brought forward deductible in the period/ tax losses arising in the period carried forward	-	1
Increase in provisions not deductible in the period/ decrease in provisions not deducted in prior periods	**1**	1
Accrued income not taxable in the period/ income accrued in prior periods not taxable	-	(1)
Share based payments	-	2
Other adjustments to taxable profit	**1**	(1)
Adjustments to tax charge in respect of prior periods	**(193)**	(213)
Effect of UK and non-UK tax rate differences	**(979)**	(1,525)
Total income tax expense	**14,384**	20,395

7. Dividends

	6 months to 30th June 2005 £'000	6 months to 30th June 2004 £'000
Final dividend in respect of 2004 of 12.0p per share (2003: 12.0p)	**25,392**	23,876

An interim dividend in respect of 2005 of 8.5p per share (2004: 8.5p) is payable on 10th October 2005 to shareholders who are registered at the close of business on 9th September 2005. The ex-dividend date will be 7th September 2005.

8. Earnings per Share

Basic earnings per share are calculated by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, excluding unallocated shares held by the Trustees of the Employees' Share Ownership Plan Trust in respect of the Jardine Lloyd Thompson Group Restricted Share Scheme and the Jardine Lloyd Thompson Group plc Employee Share Trust in respect of the Jardine Lloyd Thompson Group plc Performance Share Plan, and the Long Term Incentive Plan 2004.

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares in issue to take account of the potential dilutive effect of outstanding share options.

Additional basic and diluted earnings per share are also calculated based on underlying earnings attributable to shareholders. A reconciliation of earnings is set out below.

	6 months to 30th June 2005 No. of shares	6 months to 30th June 2004 No. of shares
Weighted average number of ordinary shares in issue	**206,931,903**	201,454,225
Effect of outstanding share options	**733,331**	2,138,787
Adjusted weighted average number of ordinary shares in issue	**207,665,234**	203,593,012

Earnings reconciliation	**£'000**	**Basic pence per share**	**Diluted pence per share**	£'000	Basic pence per share	Diluted pence per share
Underlying profit	**33,292**	**16.1**	**16.0**	43,533	21.6	21.4
Amortisation of other intangible assets	**(448)**	**(0.2)**	**(0.2)**	-	-	-
Goodwill impairment	**-**	**-**	**-**	(1,201)	(0.6)	(0.6)
Adjusted profit excluding exceptional items	**32,844**	**15.9**	**15.8**	42,332	21.0	20.8
Exceptional items	**810**			(801)		
Taxation charge on exceptional items	**(315)**			241		
	495	**0.2**	**0.2**	(560)	(0.3)	(0.3)
Profit attributable to shareholders	**33,339**	**16.1**	**16.0**	41,772	20.7	20.5

9. Available for sale financial assets

Available for sale financial assets are categorised according to their nature into one of two categories:

1) Investments and deposits, which consist mainly of Bonds, Commercial Paper and Fixed Deposits - these investments are held at fair value and are classified between current and non-current assets according to maturity date.

2) Other investments, which include securities and other investments held for strategic purposes - these investments are held at fair value unless a fair value cannot be accurately determined in which case they are held at cost less any provision for impairment.

	£'000
At 31st December 2004	**52,071**
Adoption of IAS 32 and IAS 39	74
At 1st January 2005	**52,145**
Exchange differences	821
Additions	190
Companies acquired	(43)
Disposals	(33,919)
Revaluation deficit	(66)
At 30th June 2005	**19,128**
Less: non-current portion	(14,268)
Current portion	4,860

Available for sale financial assets includes the following

Other investments	1,087
IASInvestments and deposits	18,041
At 30th June 2005	**19,128**

10. Derivative financial instruments

	30th June 2005		31st December 2004	
	Assets £'000	**Liabilities £'000**	Assets £'000	Liabilities £'000
Interest-rate swaps - cash flow hedges	-	(172)	-	-
Forward foreign exchange contracts - cash flow hedges	4,380	(1,102)	-	-
Total	4,380	(1,274)	-	-
Less non-current portion:				
Forward foreign exchange contracts - cash flow hedges	1	(550)	-	-
	1	(550)	-	-
Current portion	4,379	(724)	-	-

10. Derivative financial instruments cont'd

The Group uses various derivative instruments including forward foreign exchange contracts, interest rate swaps and forward rate agreements to manage the risks arising from variations in currency and interest earnings that arise from movements in exchange and interest rates.

Gains and Losses arising on derivative instruments outstanding as at 30th June 2005 will be released to the income statement at various dates up to eighteen months from the balance sheet.

a) Forward Foreign Exchange Contracts

The Group's major currency transaction currency exposure arises in USD and the Group continues to adopt a prudent approach in actively managing this exposure. As at 30th June 2005 the Group had outstanding forward foreign exchange contracts, principally in USD, amounting to a principal value of £91,768,914 (Dec 2004: £113,089,194).

b) Interest Rate Swaps

The Group uses interest rate hedges, principally interest rate swaps, to mitigate the impact upon interest earnings and expense of changes in interest rates.

The notional principal amounts of outstanding interest rate swaps and FRAs as at 30th June 2005 was USD 105,000,000 (2004: USD 150,000,000, GBP 50,000,000).

Interest rate hedges outstanding at 30th June 2005 have effective USD fixed interest rates, which hedge USD LIBOR and vary between 2.7% and 3.1%. (December 2004: USD 2% to 3.1%, GBP 3.8% to 4.3%). The weighted average period to maturity is 7.2 months.

c) Hedge of net investment in foreign entity

As at 30th June 2005 the Group had a US Dollar denominated borrowing totalling USD $34.1m (Dec 2004: Nil) which was designated as a hedge of net investment in the Group's US subsidiaries. Foreign exchange gains and losses arising from the translation of this foreign currency borrowing to GBP at the balance sheet date were recognised in 'Exchange reserves' in shareholders' equity.

11. Trade and other receivables

	As at 30th June 2005 £'000	As at 30th June 2004 £'000
Trade receivables	**115,433**	123,213
Less: Provision for bad debt	**(17,790)**	(10,383)
Trade receivables - net	**97,643**	112,830
Other debtors	**74,684**	40,528
Prepayments	**12,572**	14,828
	184,899	168,186

The value of insurance balances receivable as at 30th June 2005 that are no longer recognised on the Group balance sheet is £1,655,680,000 (2004: £1,932,506,000). Insurance creditors have been reduced by the corresponding amount.

12. Cash & Cash equivalents

	As at 30th June 2005 £'000	As at 30th June 2004 £'000
Cash at bank and in hand	**99,289**	103,914
Short term bank deposits	**295,852**	217,620
	395,141	321,534

13. Trade and other payables

	As at 30th June 2005 £'000	As at 30th June 2004 £'000
Insurance creditors	**358,199**	337,571
Social security and other taxes	**6,948**	6,446
Other creditors	**89,802**	88,232
	454,949	432,249

14. Retirement benefit obligations

As explained in Accounting Policies on page 11 the Group has adopted IAS19 (amended 2004) which is still subject to formal adoption by the EU.

The Group operates two principal defined benefit pension schemes - the Jardine Lloyd Thompson Pension Scheme in the UK and the JLT (USA) Employee Retirement Plan.

During the period the financial positions of both schemes have been updated in line with the anticipated annual cost for current and past service, the expected return on post employment scheme assets, the interest on post employment plan liabilities and cash contributions made to the schemes.

No interim valuation of either schemes assets or liabilities has been carried out, accordingly, there are no actuarial gains or losses shown in the Statement of Recognised Income and Expense on page 9, the next actuarial valuation will be carried out as at 31st December 2005.

Details of the last actuarial valuations and the assumptions used are disclosed in the audited accounts of the Company for the year ended 31st December 2004.

	£'000
At 1st January 2005	**121,013**
Exchange movement	385
Charge to operating profit	6,406
Net charge to finance costs	1,147
Cash contributions	(7,032)
At 30th June 2005	**121,919**

Jardine Lloyd Thompson Group plc

Notes to the Interim Report
For the six months ended 30th June 2005

15. Provisions

	Property related provisions £'000	Pension mis-selling provisions £'000	Litigation provisions £'000	Deferred consideration £'000	Acquisition integration provisions £'000	Total £'000
At 1st January 2005	**12,931**	**98**	**22,728**	**20,010**	**1,263**	**57,030**
Exchange adjustment	71	-	29	376	-	476
Adjustment to gross basis	-	-	11,872	-	-	11,872
Utilised in the period	(3,874)	(98)	(2,357)	(7,900)	(88)	(14,317)
Charged to the Income Statement	524	-	4,600	-	-	5,124
Notional interest charge	191	-	-	56	13	260
Acquisitions	-	-	-	1,614	-	1,614
At 30th June 2005	**9,843**	**-**	**36,872**	**14,156**	**1,188**	**62,059**

	As at 30th June 2005 £'000
Analysis of total provisions:	
Non-current	**18,154**
Current	**43,905**
	62,059

	Property related provisions £'000	Pension mis-selling provisions £'000	Litigation provisions £'000	Deferred consideration £'000	Acquisition integration provisions £'000	Total £'000
At 1st January 2004	14,709	153	14,681	14,834	2,142	46,519
Exchange adjustment	(30)	-	(46)	(162)	(22)	(260)
Reclassification from current assets/liabilities	-	-	(28)	-	-	(28)
Utilised in the period	(1,652)	(136)	(6,902)	(6,575)	(29)	(15,294)
Charged to the Income Statement	572	-	938	-	(352)	1,158
Notional interest charge	288	-	-	-	16	304
Acquisitions	-	-	-	496	2,300	2,796
At 30th June 2004	13,887	17	8,643	8,593	4,055	35,195

	As at 30th June 2004 £'000
Analysis of total provisions:	
Non-current	26,458
Current	8,737
	35,195

Property related provisions

The Group recognises a provision for onerous contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract. Provision is made for the future rental cost of vacant property. In calculating the provision required, account is taken of the duration of the lease and any recovery of cost achievable from subletting.

Pension mis-selling provision

Provision has been made in respect of claims for compensation against a Group subsidiary arising from the mis-selling of pension advice and pension products.

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2005

15. Provisions cont'd

Litigation provisions

At any point in time the Group can be involved in assorted litigation matters, where appropriate the Group provides for costs associated with such matters, also where appropriate, provision is made for the potential cost of settlement.

Due to the uncertainty in respect of the amount and timing of any payment relating to the litigation provision, it has been assumed that any payments made will occur within one year

IAS 37 also requires the Group to record provisions gross of any related third party recovery; any such recovery being included within Debtors. At 30th June 2005, in connection with certain litigation matters, the Group's litigation provisions include an amount of £18.5million (2004: nil) to reflect this gross basis and the corresponding insurance recovery has been included within Debtors. This presentation has had no effect on the Consolidated Income Statement for the period ended 30th June 2005.

Deferred consideration

Provision is made in respect of additional consideration payable following the initial completion of an acquisition. The value of the deferred consideration may be revised from time to time prior to final settlement.

Acquisition integration provisions

Represent costs expected to be incurred as a result of combining and restructuring operations following an acquisition. These costs are not associated with the ongoing activities of the company.

Notional interest

In accordance with the requirements of IAS 37 the Group has discounted certain provisions to their present value. The notional interest charge, represents the unwinding of the provision discounting, and has been included as part of "Finance costs" within the Consolidated Income Statement.

16. Changes in Shareholders' Funds

For the 6 months to 30th June 2005	Share capital £'000	Share premium £'000	Fair value & hedging reserves £'000	Exchange reserves £'000	Retained earnings £'000	Total shareholders' funds 2004 £'000
Balance at 31st December 2004	**10,100**	**33,628**	**-**	**(6,617)**	**66,117**	**103,228**
Adoption of IAS 32 and IAS 39	-	-	12,130	-	-	12,130
Balance at 1st January 2005	**10,100**	**33,628**	**12,130**	**(6,617)**	**66,117**	**115,358**
Fair value losses net of tax						
- available for sale	-	-	(66)	-	-	(66)
- cashflow hedges	-	-	(8,928)	-	-	(8,928)
Currency translation differences	-	-	-	7,278	-	7,278
Net gains/(losses) recognised directly in equity	**-**	**-**	**(8,994)**	**7,278**	**-**	**(1,716)**
Net profit	-	-	-	-	33,339	33,339
Total recognised income and expense for the period	**-**	**-**	**(8,994)**	**7,278**	**33,339**	**31,623**
Dividends (note 7)	-	-	-	-	(25,392)	(25,392)
Reversal of amortisation in respect of share based payments	-	-	-	-	5,068	5,068
Contribution to Quest	-	-	-	-	20	20
Issue of share capital	471	37,867	-	-	-	38,338
Balance at 30th June 2005	**10,571**	**71,495**	**3,136**	**661**	**79,152**	**165,015**

16. Changes in Shareholders' Equity cont'd

For the 6 months to 30th June 2004	Share capital £'000	Share premium £'000	Fair value & hedging reserves £'000	Exchange reserves £'000	Retained earnings £'000	Total shareholders' funds 2004 £'000
Balance at 1st January 2004	10,075	32,442	-	-	61,276	103,793
Currency translation differences	-	-	-	(3,986)	-	(3,986)
Net gains recognised directly in equity	-	-	-	(3,986)	-	(3,986)
Net profit	-	-	-	-	41,772	41,772
Total recognised income and expense for the period	-	-	-	(3,986)	41,772	37,786
Dividends (note 7)	-	-	-	-	(23,876)	(23,876)
Reversal of amortisation in respect of share based payments	-	-	-	-	3,723	3,723
Contribution to Quest	-	-	-	-	26	26
Issue of share capital - share options	13	722	-	-	-	735
Balance at 30th June 2004	10,088	33,164	-	(3,986)	82,921	122,187

17. Cash generated from operations

Reconciliation of profit before taxation to cash generated from operations	**6 months to 30 June 2005 £'000**	6 months to 30 June 2004 £'000
Cash flows from Operating activities		
Profit before taxation	**48,076**	63,865
Investment Income receivable	**(6,653)**	(6,635)
Interest payable on bank loans and finance leases	**1,750**	341
Pension finance charge	**1,147**	845
Unwinding of provision discounting	**260**	305
Fair value losses through the profit and loss account	**22**	-
Depreciation	**4,074**	3,674
Amortisation of intangibles	**2,709**	2,312
Amortisation of share based payment	**5,068**	3,723
Goodwill impairment	**-**	1,201
Amortisation of employee benefit trust	**398**	186
Loss on sale of tangible fixed assets	**7**	(59)
Share of results of associates undertakings	**(2,225)**	(1,602)
Increase in debtors	**(29,143)**	(23,317)
Decrease in creditors - excluding insurance broking balances	**(9,970)**	(12,320)
Decrease in provisions for liabilities and charges	**(9,193)**	(1,120)
Decrease in retirement benefit obligation	**(626)**	(51,478)
Cash generated from operations	**5,701**	(20,079)

During the period ended 30th June 2004 the Group made a one-off cash contribution of £50.0m to the Jardine Lloyd Thompson Pension Scheme.

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2005

18. Business combinations

During the period, the process of finalising the provisional fair values in respect of acquisitions completed in 2004 continued. By 30th June the following changes to the original fair values had been made. This process will be completed by 31st December 2005.

	Heath Lambert - Peru Retail				
	Assets at acquisition £'000	Revised fair value adjustments £'000	Provisional fair value reported at 30th June 2005 £'000	Provisional fair value reported at 31st December 2004 £'000	Reduction in fair value £'000
Property, plant and equipment	153	(6)	147	147	-
Intangible assets	3	(3)	-	-	-
Trade and other receivables	224	187	411	411	-
Cash and cash equivalents	276	-	276	276	-
Trade and other payables	(236)	(164)	(400)	(257)	(143)
Finance leases	(3)	-	(3)	(3)	-
Taxation	(7)	-	(7)	(7)	-
Provision for liabilities and charges	(15)	-	(15)	(15)	-
Minority interests	(194)	(6)	(200)	(270)	70
	201	8	209	282	(73)

	Heath Lambert - Peru Wholesale				
	Assets at acquisition £'000	Revised fair value adjustments £'000	Provisional fair value reported at 30th June 2005 £'000	Provisional fair value reported at 31st December 2004 £'000	Reduction in fair value £'000
Property, plant and equipment	203	(25)	178	196	(18)
Available-for-sale financial assets (non current)	6	(1)	5	5	-
Trade and other receivables	97	(10)	87	87	-
Cash and cash equivalents	358	-	358	358	-
Cash and cash equivalents - insurance broking funds	442	-	442	442	-
Trade and other payables	(641)	(2)	(643)	(602)	(41)
Taxation	(1)	(1)	(2)	(2)	-
Minority interests	(185)	15	(170)	(193)	23
	279	(24)	255	291	(36)

18. Business combinations cont'd

	Heath Lambert Colombia Wholesale				
	Assets at acquisition £'000	Revised fair value adjustments £'000	Provisional fair value reported at 30th June 2005 £'000	Provisional fair value reported at 31st December 2004 £'000	Increase in fair value £'000
Property, plant and equipment	491	(37)	454	491	(37)
Available-for-sale financial assets (non current)	562	(43)	519	562	(43)
Insurance broking debtors	15,230	-	15,230	15,230	-
Trade and other receivables	5,155	(1,149)	4,006	3,870	136
Cash and cash equivalents	69	-	69	69	-
Cash and cash equivalents - insurance broking funds	4,548	-	4,548	4,548	
Available-for-sale financial assets (current)	516	-	516	516	
Trade and other payables	(20,890)	154	(20,736)	(20,890)	154
Term loans	(153)	-	(153)	(153)	-
Taxation	47	(52)	(5)	47	(52)
Minority interests	(1,511)	426	(1,085)	(1,045)	(40)
	4,064	(701)	3,363	3,245	118

	Heath Lambert - Colombia Retail				
	Assets at acquisition £'000	Revised fair value adjustments £'000	Provisional fair value reported at 30th June 2005 £'000	Provisional fair value reported at 31st December 2004 £'000	Reduction in fair value £'000
Property, plant and equipment	463	(78)	385	463	(78)
Available-for-sale financial assets (non current)	4	-	4	4	-
Trade and other receivables	798	-	798	798	-
Cash and cash equivalents	123	-	123	123	-
Cash and cash equivalents - insurance broking funds	15	-	15	15	-
Available-for-sale financial assets (current)	314	-	314	314	-
Trade and other payables	(725)	(12)	(737)	(725)	(12)
Taxation	254	-	254	254	-
Minority interests	(401)	29	(372)	(401)	29
	845	(61)	784	845	(61)

18. Business combinations cont'd

During the period the following acquisitions in new and existing businesses were completed.

	Acquisition Date	Percentage voting rights acquired	Cost £'000
Acquisition of new businesses completed during the year			
Risk Solutions Limited - New Zealand	April-05	100%	1,822
Additional investments in existing businesses			
BGHPW Limited	March-05	85%	38,818
Others, none of which was individually significant	Jan-June-05	-	1,449
			42,089

On 15th April 2005, the group acquired 100% of the share capital of Risk Solutions Limited ("RSL"), an Auckland based insurance broker. The acquired business contributed revenue of £153,000 and net profit of £45,000 to the Group for the period since acquisition. If the acquisition had taken place on 1st January 2005 the contribution to Group revenue and net profit would have been £264,000 and £50,000 respectively.

Details of the net assets acquired and goodwill are as follows:

	£'000
Purchase consideration:	
- cash paid	531
- deferred consideration	1,291
Total purchase consideration	1,822
Fair value of net assets acquired	58
Goodwill	1,764

The assets and liabilities arising from the acquisition were as follows:

	Fair value	Acquiree's carrying amount
Property, plant and equipment	27	27
Insurance broking debtors	114	114
Trade and other payables	(96)	(96)
Taxation	13	13
	58	58
Purchase consideration settled in cash		531
Cash and cash equivalents in subsidiary acquired		-
Cash outflow on acquisition		531

18. Business combinations cont'd

On 22nd March 2005, the Group acquired the majority shareholding in BGHPW Limited ("BGHPW") which owned the outstanding non Group owned interests in Agnew Higgins Pickering & Company Limited ("AHP"). This followed the exercise of a put option on the Group by the shareholders of BGHPW and management of AHP under an agreement dated 9th February 1998 establishing BGHPW and AHP.

Details of the net assets acquired and goodwill are as follows:

	£'000
Purchase consideration:	
- cash paid	495
- shares issued	38,130
- accrued costs in respect of the share issue	193
Total purchase consideration	38,818
Fair value of net assets acquired	8,015
Goodwill	30,803

The fair value of the assets acquired represents the Group's carrying value of the Minority Interest in BGHPW immediately prior to completion of the acquisition.

Group summary of the net assets acquired and goodwill:

	RSL £'000	BGHPW £'000	Other £'000	Total £'000
Purchase consideration:				
- cash paid	531	495	1,126	2,152
- shares issued	-	38,130	-	38,130
- accrued costs in respect of the share issue	-	193	-	193
- deferred consideration	1,291	-	323	1,614
Total purchase consideration	1,822	38,818	1,449	42,089
Fair value of net assets acquired	58	8,015	-	8,073
Goodwill	1,764	30,803	1,449	34,016

19. The interim report will be posted to shareholders by 5th August 2005 and will be available to the public upon request to the Company Secretary at 6 Crutched Friars, London EC3N 2PH.